                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                 *  *  *  *
The following presentation was given to CBOT members and membership interest holders on November 2, 2000.


                         Chicago Board of Trade

                                [LOGO]

                         CBOE Exerciser Rights

                           Kirkland & Ellis

                       CBOE Exerciser Rights

                        CBOE's SEC Filing

Source of Exerciser Rights

- CBOE Certificate of Incorporation

- Article Fifth(b) provides.

    - "every present and future member" of the Board of Trade

    - "shall be entitled to be a member of" CBOE

    - "without acquiring such membership for consideration or value"

                    CBOE MUST TREAT EXERCISER MEMBERS
                        LIKE ALL OTHER MEMBERS


- Article Fifth(b) guarantees that all Exerciser Members will

    - Be "subject to fees, dues, assessments and other like charges" of CBOE membership

    - Be "vested with all rights and privileges and subject to all obligations of [CBOE] membership as provided in [CBOE's] by-laws."

CBOE Cannot Amend Article Fifth(b)
Without 80% Class Vote of Exerciser
Members


- Article Fifth(b) specifically provides that it cannot be amended without the "prior approval of not less than 80% of (i) the members of the Corporation admitted pursuant to this paragraph (b) and (ii) the members of the Corporation admitted other than pursuant to this paragraph (b), each such category of members voting as a separate class. . ."

CBOE's Prior Positions

- Changing the Board of Trade's state of incorporation from Illinois to Delaware extinguished the Exercise Right.

    - CBOE now says "it will not take any action to limit the exercise right if CBOT implements no more than this step of restructuring."

- Changing the Board of Trade from a membership to a stock corporation would extinguish the Exercise Right.

    - CBOE now says "Notwithstanding that the change from a membership to a stock corporation would provide a sound basis for considering the exercise right to be extinguished, CBOE does not interpret the exercise right as having been extinguished if CBOT only takes this single reorganizational step."

- NOTE: BY ITS TERMS, EACH OF THESE CBOE CONCESSIONS IS LIMITED TO A SINGLE SPECIFIC STEP IN ISOLATION. NEITHER CONCESSION STATES THAT IMPLEMENTING BOTH STEPS WOULD NOT AFFECT THE EXERCISE RIGHT.

- CBOE'S SEC FILING INDICATES, HOWEVER, THAT IF THE BOARD OF TRADE TAKES ONLY BOTH THESE ACTIONS -- MOVING TO DELEWARE AND GOING FOR PROFIT -- CBOE WILL NOT DISTURB THE EXERCISE RIGHT.

                    CBOE FILED WITH THE SEC A RULE CHANGE
                 PROPOSAL ON AUGUST 30, 2000 AND REFILED AND
                       AMENDED IT ON OCTOBER 10, 2000

- CBOE's SEC filing would amend the Exerciser Right by imposing three new conditions on the Exerciser Right.

- Each condition would limit the Board of Trade's restructuring or normal business operations or both.

     - For example, CBOE asserts "The proposed restructuring of CBOT and the proposed modification of the way in which agricultural products are traded will extinguish the exercise right, whether implemented together or separately."

CBOE's  FIRST NEW CONDITION

- After the Board of Trade restructures, its stockholder-members must retain all stock in for-profit CBOT to retain Exercise Right.

- If a CBOT stockholder-member sells a portion or all of his stock, the member loses the Exercise Right.

CBOE'S SECOND NEW CONDITION

- The Exercise Right terminates "immediately for all CBOT Full Members" if "CBOT changes its trading rules and procedures so as to extend the right to trade all CBOT products to non-members."

- According to CBOE,

    - Open electronic access would violate this condition since "CBOT members no longe would enjoy exclusive access to trade CBOT products."

    - "[N]on-members would have equivalent access to trade CBOT products that previously could be traded by and through members."

    - Side-by-side electronic trading of agricultural products at CBOT would violate this condition.

CBOE'S THIRD NEW CONDITION

- The Exercise Right terminates "immediately" if CBOT members are able "to trade directly on CBOT at the same time as they are trading on" CBOE as Exercisers.

- "CBOT members must choose at any given time to use their CBOT membership to trade either on CBOT or (by exercise) on CBOE but not on both exchanges at the same time."

                    WHY DOES CBOE SAY IT NEEDS TO IMPOSE
                        THESE NEW CONDITIONS NOW?


- Unless these conditions are imposed, according to CBOE's SEC filing, all 1402 CBOT Full Members "probably" would exercise to become CBOE members.

    - That would inflict "serious harm" on CBOE since

         -- it "would undermine CBOE's ability to maintain a fair and orderly market."

         -- it would "dilute the value of CBOE memberships substantially in a way that has never been contemplated or allowed since the time the exercise right was first established."

CBOE'S ATTEMPT TO EXTINGUISH THE
EXERCISER RIGHT IS CONTRARY TO LAW

- Fails to comply with CBOE's own rules and the 80% class vote requirement.

- Breaches CBOE's fiduciary duties to its Exerciser Members.

- Violates the 1992 Agreement.

- Deviates from CBOE's past practice and conduct under the Agreement.

- Imposes an unwarranted burden on competition, contravenes the public interest and permits unfair discrimination against members in disregard of federal securities law.

1992 CBOE-Board of Trade Agreement

- To resolve interpretive disputes relating to the term "member" in Article Fifth(b)

   - Did it include delegates?

   - Did it include members who had leased their evening trading privileges?

   - Did it include members who had exercised and wanted to lease their CBOE memberships?

1992 CBOE-Board of Trade Agreement

- CBOE exercise rights maintained for:

   - "Eligible CBOT Full Members"

   - "Eligible CBOT Full Member Delegates"

"Eligible CBOT Full Member"

- "an individual who at the time is the holder of one of the 1402 existing CBOT Full Memberships."

- and "who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership" [@1(a)]

"Trading Rights and Privileges"

- the right to trade as principal and broker

- in all contracts traded on the CBOT whether by open outcry or electronically

- during any segment of the trading day

- and every other trading right assigned to Full Members as a class [@1(c)]

Nothing Will Change with Restructuring

- 1402 Full Members will retain their full trading rights and privileges and their CBOE exerciser rights

- no increase or decrease in the number of eligible exercisers; i.e., no dilution of CBOE membership values

1992 Ballot Materials Are Explicit

- 1992 Board of Trade ballot materials, in the Q&A's, state:

- "Q - Regarding GLOBEXr, must the GLOBEXr screen trading right be in the possession of the CBOT Full Member in order for him to exercise on the CBOE?

        A - Yes."

- CBOE approved these materials in 1992

1992 Ballot Materials Are Explicit

- 1992 Board of Trade ballot materials, in the Q and A's,  state:

- "Q - Will Ceres Trading LP interests also be subject to the Exercise
  Agreement?

          A - No, the Ceres Trading LP interests are not trading rights or privileges and therefore are not subject to the Agreement. "

- CBOE approved these materials in 1992

1992 Agreement Provides for Damages if
CBOE Breaches


- "The parties mutually agree that either party to this Agreement may bring suit (on its own behalf or on behalf of its members, or both) to enforce the terms of this Agreement and to recover damages for any breach of this Agreement."

    - Section 6(c)

                         Chicago Board of Trade


                                [LOGO]

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *   *   *   *

The following memorandum was distributed to CBOT members and membership interest holders on November 2, 2000 and is currently available on the CBOT's intranet site, MemberNet.

November 2, 2000

The informational meeting for all members on Thursday, November 2, at 2:00 p.m., will be held in the soybean pit on the agricultural floor, instead of in the 5th Floor Theater of the CBOT.

John Stassen and Garrett Johnson of Kirkland & Ellis will give a brief presentation on and answer questions concerning the dispute over the CBOE Exercise Right. This meeting will include a discussion of the "interpretation" which the CBOE recently filed with the SEC for approval.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www. sec.gov, or from the CBOTr by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *    *    *    *